October 19, 2016

Mr. Donald Field
Attorney Advisor
Office of Transportation and Leisure U.S.
Securities and Exchange Commission Mailstop 3561

Washington, D.C. 20549
RE: ARC287BC Corporation
Withdrawal of Offering Statement on Form 1-A
Filed September 21, 2016

File No. 02410611
Dear Mr. Field,

Thank you for your correspondence dated October 18.
We remain excited and honored to be part of this program. I spoke with our team and on behalf of ARC287BC Corp., a New Jersey corporation, we hereby request, pursuant to the rule, that File No. 02410611, initially filed with the Securities and Exchange Commission on September 21, 2016 "Offering Circular" be withdrawn effective immediately. No securities had been sold under this offering.

Thank you and kind regards,

/s/ Wilson X. Bezerra

Wilson X. Bezerra
President
ARC287BC Corporation
Wilson@bezerra.com
973-595-7775